

May 18, 2018

Mr. Jim Plohg
Ashford Inc.
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

      Re: **Ashford Inc.**
                Preliminary Proxy Statement on Schedule 14A
                Filed April 24, 2018
                File No. 001-36400

Dear Mr. Plohg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Our amended and restated bylaws contains a provision…, page 38</u>

1. We note your disclosure on page 38 that your board approved and adopted amended and restated bylaws that require that "stockholders meet certain ownership thresholds in order to initiate claims on behalf of the Company and/or any class of current and/or prior stockholders against the Company and/or against and director and/or officer of the Company." Please revise to disclose:

        a. The risks more fully to investors if this provision is adopted and how the provision will impact the rights of stockholders, including without limitation, discouraging shareholder litigation and enforcement of shareholder rights;

        b. How you will determine whether certain ownership thresholds have been met and the difficulties that shareholders may have in attempting to locate other shareholders to reach the 3% threshold as of "the date on which such claim was discovered (or should have been discovered)" or "the last date on which a stockholder must have held stock to be included in such class;"

c. The basis for your belief that this provision is enforceable under Maryland law; and

d. Whether you intend for this provision to cover claims under the federal securities laws and, if so, how you considered whether this provision violates the anti-waiver provisions of the federal securities laws.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Stacie Gorman at 202-551-3585 or me at 202-551-3401 with any questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: Dudley W. Murrey
Hunton Andrews Kurth LLP